Exhibit 99.1

Announcement Tuesday, 12 May 2026	Woodside Energy Group Ltd ACN 004 898 962 Mia Yellagonga 11 Mount Street Perth WA 6000 Australia T +61 8 9348 4000 www.woodside.com ASX: WDS NYSE: WDS

APPENDIX 3Y (CHANGE OF DIRECTOR’S INTEREST NOTICE)

In accordance with the Listing Rules, please see attached announcement relating to the above, for release to the market.

Contacts:
INVESTORS Vanessa Martin M: +61 477 397 961 E: investor@woodside.com	MEDIA Christine Abbott M: +61 484 112 469 E: christine.abbott@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity	Woodside Energy Group Ltd
ABN	55 004 898 962

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Elizabeth (Liz) Morton Westcott
Date of last notice	18 March 2026

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Rights: Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	5 May 2026
No. of securities held prior to change

Direct:

220,394 Performance Rights held as Variable Annual Remuneration (VAR)

Indirect:

123,109 Restricted Shares held by CPU Share Plans Pty Limited as trustee of Woodside Equity Plans Trust

422 WEP Rights held by J Westcott

Class	Rights
Number acquired	119,926
Number disposed	Nil

+ See chapter 19 for defined terms.

01/01/2011 Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Estimated offer value of A$24.05 per share. The allocation of Performance Rights was approved by shareholders at the company’s Annual General Meeting (AGM) on 23 April 2026.
No. of securities held after change	Direct: 340,320 Performance Rights held as VAR Indirect: 123,109 Restricted Shares held by CPU Share Plans Pty Limited as trustee of Woodside Equity Plans Trust 422 WEP Rights held by J Westcott
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back

119,926 Performance Rights allocated on 5 May 2026 in accordance with Item 4 passed by shareholders at the company’s AGM.

The key terms of the Performance Rights are set out in the Notice of Annual General Meeting 2026 and the 2025 Remuneration Report, which appears on pages 146 to 175 of the 2025 Annual Report.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	01/01/2011

Appendix 3Y

Change of Director’s Interest Notice

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A

+ See chapter 19 for defined terms.

01/01/2011 Appendix 3Y Page 3